JONES ENERGY, INC.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746
Telephone: (512) 328-2953

Fax: (512) 328-5394

June 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-218609)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Energy, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Washington, D.C. time, on June 19, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Mollie Duckworth at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President and Chief Financial Officer

cc: Mollie Duckworth, Baker Botts L.L.P.